This half year report is available from the Investors section of the National Grid website (www.nationalgrid.com/investors).

18 November 2015

National Grid Electricity Transmission plc
Half year report for the six months ended 30 September 2015

Solid underlying first half performance

•	Progress towards another year of good performance

•	Continued delivery of capital programme cost savings

Financial results

•	Adjusted operating profit[1] 4% lower at £610m

Six months ended 30 September	Adjusted results[1]			Statutory results
£m (unaudited)	2015	2014	% change	2015	2014	% change
Revenue	1,954	1,745	12	1,954	1,745	12
Operating profit	610	635	(4)	610	688	(11)
Profit before tax	548	549	—	553	598	(8)
Capital investment	514	514	—	514	514	—

Outlook

•	On track to deliver another year of asset growth and good returns

STRATEGIC AND OPERATIONAL REVIEW

Investment and growth expectation

Last year, National Grid Electricity Transmission plc (the Company) set out a range of expected investment by regulated business of between £9bn and £13bn over the eight year period to 2020/21. The Company currently expects the level of spend to be closer to the lower end of the range as the energy sector in the UK evolves.

Industry developments in the period included amendments to financial incentives for some future renewable projects, an increase in the level of solar generation, which is expected to reach over 10GW by March 2016, delay to the Hinkley Point nuclear project and increased notification of closures of existing coal and gas fired plant before winter 2016/17. This is combined with a much lower level of new generation connections to the electricity transmission system than the industry expected at the start of the decade. In total, the Company expects to connect around 11GW of new generation over the eight year RIIO-T1 period, less than half the baseline level anticipated at the start of the period in April 2013.

In the medium to longer term, the Company expects levels of embedded generation in the UK to increase. This could require an increased level of investment in the electricity transmission system to enable greater two-way flow patterns across grid supply points, and manage the volatility of renewable generation in the most cost-effective manner for customers. Combined with continued investment in asset renewal, the Company expects to deliver long-term asset growth in Electricity Transmission of around 6% p.a..

Business continues to perform well and make progress with regulatory arrangements

In the first six months of the year, the Company continued to drive capital and operating cost efficiencies across its business, reinforcing the Company’s expectation for another year of strong operational returns.

Investment continues at broadly the same level as last year. The business maintains its drive for outperformance under its regulatory arrangements, delivering outputs at lower cost than the regulatory targets alongside good incentive performance.

Maintained strong safety and reliability for customers

The Company targets world class safety performance, measured as a lost time injury frequency rate of 0.10 or better (i.e. less than 0.1 lost time injury per 100,000 hours worked in a 12 month period) and has achieved this target of 0.10 for the last four months. The business remains focused on maintaining this good level of performance as it goes into the winter period.

This encouraging safety performance has been achieved throughout a period of significant network investment activity, and the business has also maintained a very good level of reliability over this period.

The Company has implemented further improvements to its winter preparedness plans, to ensure minimal system constraints over the higher demand months. This is particularly important as margins become tighter due to the ongoing closure of existing generation plants. Reflecting this reduced generation availability, the Company has purchased additional supplemental balancing reserves, as it did last winter, to secure supplies for customers, achieving a considerably reduced unit cost. As a result the Company believes it has the tools it needs to manage a wide range of supply and demand scenarios for the coming winter.

Business continues to deliver efficiency savings to create value under regulatory arrangements

To maximise the benefit of regulatory arrangements, the Company continues to focus on improving the efficiency and effectiveness of its operations through innovation and an ongoing performance improvement agenda. Alongside value for money, customers also need safe and reliable networks and good customer service, which sets out the foundation for the critical, non-financial success factors for the long-term performance of the Company.

Focus on performance excellence drives efficiencies and significant savings to customers

The business continues to deliver totex efficiencies, in particular in relation to both load and non-load related spend in Electricity Transmission. This is being achieved through a focus on delivering the lowest sustainable cost solutions to delivering customer outputs. These solutions are the result of a variety of approaches, including contracting efficiencies, improved design and project planning and alternative “no-build” solutions to delivering the benefits of traditional capital and replacement projects. The business is further expanding the use of the performance excellence framework to drive further efficiencies.

The RIIO-T1 price controls included provision for a potential mid-period review. In November 2015, Ofgem commenced a consultation process on potential issues that may be relevant for triggering mid-period reviews. Any mid-period reviews are expected to focus on changes to outputs that can be justified by clear changes in government policy and new outputs that are needed to meet the needs of consumers and other network users. The reviews will not re-open the RIIO-T1 price controls or change the key financial parameters. As a result the Company expects customers to continue to be able to benefit from innovation and initiatives throughout the full eight year RIIO period.

Access to innovative, low cost funding options enabled by a strong balance sheet

The Company’s balance sheet remains strong after another period of significant investment in new assets. The Company continues to enjoy strong credit ratings from Moody’s, Standard & Poor’s and Fitch.

Added value through low cost debt issuance

The Company has commenced drawing the £1.5bn EIB loan that was signed in November 2014. The drawdowns to date have been in RPI linked form and are at attractive rates. The Company has also extended the drawdown deadline by 10 months, allowing extra time to access this low cost funding.

Board changes

As reported in the National Grid Electricity Transmission plc Annual Report and Accounts 2014/15, Nick Winser stepped down from the Board of Directors on 1 July 2015. John Pettigrew assumed the role of non-independent Chairman of the Board on this date.

On 24 September 2015, Mike Calviou resigned as a director of the Board and was replaced by Cordi O’Hara on the same date.

Outlook

The Company remains on track to deliver another year of asset growth and good returns.

REVIEW OF OPERATIONS

Six months ended 30 September	Adjusted operating		Capital investment
	profit
(£m)	2015	2014	2015	2014
Electricity Transmission	610	634	514	514
Other activities*	—	1	—	—

	610	635	514	514

*Other activities relate to other commercial operations not included within the above segment and corporate activities.

Electricity Transmission

Operating profit was £24m lower in the first six months of the year, compared to the first six months of 2014/15, reflecting decreased regulatory revenue allowances as performance benefits and output adjustments from 2013/14 are shared with customers under the RIIO regulatory arrangements. The decrease in statutory operating profit of £78m reflected a non-recurring exceptional £53m benefit relating to legal settlements last year, increased depreciation and some operating cost increases. Timing increased operating profit in the period by £33m.

Electricity Transmission investment was £514m, in line with last year’s level. Around half of the investment was associated with non-load related activities including for example the London Power Tunnels.

The Electricity Transmission business expects to deliver its regulatory outputs for the year for a level of totex below the associated regulatory allowance. This reflects continued delivery of efficiencies in the capital programme and non-load related and maintenance activities in particular. Following a very strong performance in 2014/15, the business expects to deliver a similarly strong level of totex incentive performance for the year as a whole. Totex for the first half of the year was approximately £650m compared to £600m in the first half of 2014/15.

At this half way point in the year, the business is performing well compared to the targets of annual revenue incentive schemes and expects to deliver a good incentive outturn for the whole year. The maximum profit available under the balancing services incentive scheme (BSIS) has increased this year to £30m, with the sharing factor increased to 30% following the reset of the scheme as at April 2015.

On 30 September 2015 Ofgem published its decision in relation to additional site security costs. This has set an allowance of approximately £580m over the RIIO period to enhance security at critical sites of which approximately £370m is in the Electricity Transmission business. Ofgem also reviewed the efficiency of some historic spend in the last price control period. This review will result in a reduction in Electricity Transmission’s regulatory asset value of approximately £25m. Separately, in the period, the business identified around £500m of potential new projects for enhancing visual amenity including the replacement of existing pylons with underground lines.

The Winter Outlook, published on 15 October 2015, indicates that sufficient generation is expected to be available for the winter of 2015/16 to meet the government targeted security of supply standard. This includes the benefit of around 130MW (de-rated) of demand-side balancing reserve (DSBR) and 2.3GW (de-rated) of supplemental balancing reserve (SBR) procured under a tender process managed by National Grid, approved by Ofgem and supported by the Department of Energy and Climate Change (DECC) over the summer. The total SBR and DSBR mechanisms are expected to provide additional capacity over the period of peak demand.

Following the announcement of further coal plant closures for March/April 2016 the outlook for 2016/17 shows further reductions in underlying supply margin and it is expected that procurement of DSBR and SBR services will be required for winter 2016/17. The Electricity Transmission business has further improved its processes in relation to winter preparation this year. This has been designed to ensure maximum availability of Transmission assets throughout what is expected to be the tightest winter for a number of years in terms of electricity supply margin.
APPENDIX: BASIS OF PRESENTATION AND DEFINITIONS

BASIS OF PRESENTATION

Adjusted and Statutory Results
Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis.

‘Adjusted’ results are a key financial performance measure used by the Company, being the results for continuing operations before exceptional items and remeasurements. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Commentary provided in respect of results after exceptional items and remeasurements is described as ‘statutory’. Further details are provided in note 3 on page 13. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 7.

DEFINITIONS

Post-retirement costs
Post-retirement costs include the cost of pensions and other post-employment benefits.

Timing
Under the Company’s regulatory frameworks, the majority of the revenues that the Company is allowed to collect each year are governed by a regulatory price control. If the Company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under-recoveries”. In addition, a number of costs are pass-through costs, and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. Timing differences also include an estimation of the difference between revenues earned under revenue incentive mechanisms and any associated revenues collected. Timing balances and movements exclude any adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism.

Identification of these timing differences enables a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

Totex
Under the RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed “totex”. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements. These statements include information with respect to National Grid Electricity Transmission plc’s (the Company’s) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change due to counterparties being unable to deliver physical commodities or due to the failure of or unauthorised access to or deliberate breaches of the Company’s IT systems and supporting technology; performance against regulatory targets and standards and against the Company’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in the Company’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in the Company’s regulated business and whether aspects of its activities are contestable; the funding requirements and performance of the Company’s pension scheme and other post-employment benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the Company’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact the Company, please read the Strategic Report section and the ‘Risk factors’ on pages 20 to 21 of the Company’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and the Company cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement
for the six months ended 30 September			2015			2014
	Notes		£	m		£	m

Revenue	2	(a)		1,954			1,745
Exceptional other income				—			40
Operating costs				(1,344)			(1,097)
Operating profit
Before exceptional items and remeasurements	2	(b)		610			635
Exceptional items and remeasurements	3			-			53
Total operating profit	2	(b)		610			688
Finance costs
Before exceptional items and remeasurements	4				(62)		(86)
Exceptional items and remeasurements	3			5			(4)
Total finance costs	4				(57)		(90)
Profit before tax
Before exceptional items and remeasurements	2	(b)		548			549
Exceptional items and remeasurements	3			5			49
Total profit before tax	2	(b)		553			598
Tax
Before exceptional items and remeasurements	5				(112)		(117)
Exceptional items and remeasurements	3				(1)		(11)
Total tax				(113)			(128)
Profit after tax
Before exceptional items and remeasurements				436			432
Exceptional items and remeasurements	3			4			38
Profit for the period attributable to owners of the parent				440			470

Consolidated statement of comprehensive income
for the six months ended 30 September	2015		2014
	£	m	£	m

Profit for the period		440		470
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of net retirement benefit obligations		81		(20)
Tax on items that will never be reclassified to profit or loss		(16)		4
Total items that will never be reclassified to profit or loss		65		(16)

Items that are or may be reclassified subsequently to profit or loss
Net losses on cash flow hedges		(4)		(30)
Transferred to profit or loss on cash flow hedges		17		3
Tax on items that may be reclassified subsequently to profit or loss		(3)		6

Total items that may be reclassified subsequently to profit or loss		10		(21)

Other comprehensive income/(loss) for the period, net of tax		75		(37)
Total comprehensive income for the period attributable to owners of the parent		515		433

Consolidated statement of financial position		30 September	31 March
		2015	2015
	Notes	£ m	£ m

Non-current assets
Intangible assets		182	174
Property, plant and equipment		11,436	11,137
Derivative financial assets	6	347	402

Total non-current assets		11,965	11,713

Current assets
Inventories		30	30
Trade and other receivables		257	269
Financial and other investments	8	494	478
Derivative financial assets	6	51	39
Current tax asset		5	5
Cash and cash equivalents	8	-	3

Total current assets		837	824

Total assets		12,802	12,537

Current liabilities
Borrowings	8	(1,372)	(1,611)
Derivative financial liabilities	6	(50)	(98)
Trade and other payables		(731)	(980)
Provisions		(14)	(15)

Total current liabilities		(2,167)	(2,704)

Non-current liabilities
Borrowings	8	(5,748)	(5,512)
Derivative financial liabilities	6	(692)	(625)
Other non-current liabilities		(373)	(348)
Deferred tax liabilities		(844)	(791)
Pension benefit obligations		(312)	(410)
Provisions		(79)	(77)

Total non-current liabilities		(8,048)	(7,763)

Total liabilities		(10,215)	(10,467)

Net assets		2,587	2,070

Equity
Share capital		44	44
Retained earnings		2,622	2,115
Cash flow hedge reserve		(79)	(89)
Total equity		2,587	2,070

Consolidated statement of changes in equity
				Cash flow hedge
	Share capital	Retained earnings		reserve	Total equity
	£ m	£	m	£ m	£	m

Changes in equity for the period:
1 April 2015	44		2,115	(89)		2,070

Profit for the period	—		440	—		440
Total other comprehensive income for the period	—		65	10		75

Total comprehensive income for the period	—		505	10		515
Share-based payment	—		2	—		2
At 30 September 2015	44		2,622	(79)		2,587

	Called-up share			Cash flow hedge
	capital	Retained earnings		reserve	Total equity
	£ m	£	m	£ m	£	m

Changes in equity for the period:
1 April 2014	44		1,946	(23)		1,967

Profit for the period	—		470	—		470
Total other comprehensive loss for the period	—		(16)	(21)		(37)

Total comprehensive income/(loss) for the period	—		454	(21)		433
Share-based payment	—		1	—		1
At 30 September 2014	44		2,401	(44)		2,401

Consolidated cash flow statement
for the six months ended 30 September			2015		2014
	Notes		£	m	£	m

Cash flows from operating activities
Total operating profit	2	(b)		610		688
Adjustments for:
Exceptional items	3			-		(53)
Depreciation and amortisation				200		185
Share-based payment charge				2		1
Changes in working capital				(148)		(64)
Changes in provisions				(4)		(11)
Changes in pensions and other post-employment benefit obligations				(25)		(30)
Gain on disposal of property, plant and equipment				(1)		(4)
Cash flows relating to exceptional items				—		113
Cash flows generated from operations				634		825
Tax paid				(59)		(54)

Net cash inflow from operating activities				575		771

Cash flows from investing activities
Purchases of intangible assets				(23)		(17)
Purchases of property, plant and equipment				(526)		(444)
Disposals of property, plant and equipment				1		1
Net movements in short-term financial investments				(15)		23

Net cash flow used in investing activities				(563)		(437)

Cash flows from financing activities
Proceeds received from loans				300		—
Repayment of loans				(110)		—
Net movements in short-term borrowings and derivatives				(123)		(238)
Interest paid				(84)		(92)
Net cash flow used in financing activities				(17)		(330)

Net (decrease)/increase in cash and cash equivalents				(5)		4
Net cash and cash equivalents at start of period				3		(6)

Net cash and cash equivalents at end of period[1]	8			(2)		(2)

1.	Net of bank overdrafts of £2m (2014: £2m).

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month period ended 30 September 2015 and has been prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRS as adopted by the European Union, in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Conduct Authority. The half year financial information is unaudited but has been reviewed by the auditors and their report is attached to this document.

The following standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), are effective for the year ending 31 March 2016. None of the pronouncements had a material impact on the Company’s consolidated results or assets and liabilities for the six month period ended 30 September 2015.

•	Amendment to IAS 19 ‘Defined Benefit Plans: Employee Contributions;

•	Annual Improvements to IFRSs 2010-2012 Cycle;

•	Annual Improvements to IFRSs 2011-2013 Cycle.

The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2016 and consistent with those applied in the preparation of the accounts for the year ended 31 March 2015.

In preparing this half year financial information, the areas of judgement made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 March 2015.

The half year financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2015, which were prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union, and have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

Having made enquiries and reassessed the principal risks, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the half year financial information.

2. Segmental analysis

The Board of Directors is National Grid Electricity Transmission plc’s chief operating decision making body (as defined by IFRS 8 ’Operating segments’). The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between segments. The performance of operating segments is assessed principally on the basis of operating profit before exceptional items and remeasurements.

The following table describes the main activities for each operating segment:

Electricity Transmission	High voltage electricity transmission networks in Great Britain.

Other activities relate to other commercial operations not included within the above segment and corporate activities. All of the Group’s sales and operations take place within the UK. There were no sales between segments.

(a)	Revenue

Six months ended 30 September	2015		2014
	£	m	£	m

Operating segments
Electricity Transmission		1,953		1,744
Other activities		1		1
		1,954		1,745

2. Segmental analysis (continued)

(b)	Operating profit

	Before exceptional				After exceptional
	items and				items and
	remeasurements				remeasurements
Six months ended 30 September	2015		2014		2015		2014
	£	m	£	m	£	m	£	m

Operating segments
Electricity Transmission		610		634		610		687
Other activities		—		1		—		1

		610		635		610		688

Reconciliation to profit before tax:
Operating profit		610		635		610		688
Finance costs		(62)		(86)		(57)		(90)
Profit before tax		548		549		553		598

3. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and may significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.

Six months ended 30 September	2015		2014
	£	m	£	m

Included within operating profit:
Exceptional items:
Legal settlements[1]		—		53
		—		53
Included within finance costs:
Remeasurements
Net gains/(losses) on derivative financial instruments[2]		5		(4)

Total included within profit before tax		5		49

Included within tax:
Tax on exceptional items		—		(12)
Tax on remeasurements		(1)		1

		(1)		(11)

Total exceptional items and remeasurements after tax		4		38

Analysis of exceptional items and remeasurements after tax:
Total exceptional items after tax		—		41
Total remeasurements after tax		4		(3)

Total		4		38

1.	During the six months ended 30 September 2014, the Group received £113m for settlement of legal claims relating to equipment procured in prior years. £13m has been credited to operating costs, £40m has been recognised as other income and £60m has been credited to plant and machinery within tangible fixed assets.

2.	Remeasurements — net gains and losses on derivative financial instruments comprise gains and losses arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt.

4. Finance income and costs

Six months ended 30 September	2015		2014
	£	m	£	m

Interest expense on pension obligations		(7)		(10)
Interest expense on financial liabilities held at amortised cost		(95)		(118)
Unwinding of discount on provisions		(2)		(2)
Other interest		(1)		(1)
Less: interest capitalised		43		45

Finance costs before exceptional items and remeasurements		(62)		(86)
Net gains/(losses) on derivative financial instruments included in remeasurements		5		(4)

Exceptional items and remeasurements included within finance costs		5		(4)

Finance costs		(57)		(90)

Net finance costs		(57)		(90)

5. Tax

The tax charge for the period, excluding tax on exceptional items and remeasurements is £112m (2014: £117m). The effective tax rate of 20.4% (2014: 21.4%) for the period is based on the best estimate of the annual tax rate expected for the full year, excluding tax on exceptional items and remeasurements. The effective tax rate for the year ended 31 March 2015 was 21.3%.

The Finance Act 2013 enacted reductions in the UK corporation tax rate to 20% from 1 April 2015 (2014: to 21%). Deferred tax balances are currently reported at the 20% rate. A reduction in the corporation tax rate to 19% from April 2017 and a further reduction to 18% from April 2020 was announced in the 2015 Summer Budget. Although these reductions in the UK corporation tax rate have now been substantively enacted, they had not been as at the reporting date and consequently are not reflected in these interim financial statements. Following the change in rates becoming substantively enacted the Company will finalise its assessment during the second half of this year of the estimated impact on deferred tax, based on the latest projections of when the deferred tax balances will reverse.

6. Fair value measurement

Carrying values and fair values of certain financial assets and liabilities
Certain of the Group’s financial instruments are measured at fair value. The following table categorises these financial assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 72 of the Annual Report and Accounts 2014/15.

	30 September 2015				31 March 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Available-for-sale	—	—	—	—	34	—	—	34
investments
Derivative financial	—	398	—	398	—	427	14	441
instruments
	—	398	—	398	34	427	14	475

Liabilities
Derivative financial	—	(633)	(109)	(742)	—	(611)	(112)	(723)
instruments
Total	—	(235)	(109)	(344)	34	(184)	(98)	(248)

Financial assets and liabilities in the consolidated statement of financial position are either held at fair value or the carrying value if it approximates to fair value, with the exception of borrowings, which are held at amortised cost.

The estimated fair value of total borrowings using market values at 30 September 2015 is £7,977 million (31 March 2015:
£8,354 million).

Level 1: Financial instruments with quoted prices for identical instruments in active markets.

Level 2: Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are based directly or indirectly on observable market data.

Level 3: Financial instruments valued using valuation techniques where one or more significant inputs are based on unobservable market data.

Our level 3 derivative financial instruments include cross-currency swaps with an embedded call option, currency swaps where the currency forward curve is illiquid and in?ation-linked swaps where the in?ation curve is illiquid. In valuing these instruments a third party valuation is obtained to support each reported fair value.

As disclosed in note 3, gains/losses on our recurring financial instruments are recorded in remeasurements in the consolidated income statement.

The impacts on a post-tax basis of reasonably possible changes in significant level 3 assumptions for our derivative financial instruments are as follows:

	2015[2]		2014
Six months ended 30 September	£	m	£	m

+20 basis point change in Limited Price Inflation (LPI) market curve[1]		(48)		(62)
-20 basis point change in LPI market curve[1]		46		60

1.	A reasonably possible change in assumption of other level 3 derivative financial instruments is unlikely to result in a material change in fair values.

2.	Tax rates applied above: Derivative financial instruments 20% (2014: 21%).

Movements in the six months to 30 September for derivative financial instruments measured using Level 3 valuation methods are presented below:

	2015[3]		2014
	£	m	£	m
At 1 April		(98)		(53)
Net (losses) / gains for the period		—		(9)
Settlements		(11)		(1)
At 30 September		(109)		(63)

3.	Gains of £3m (2014: loss of £8m) are attributable to derivative financial instruments held at the end of the reporting period.

7. Reconciliation of net cash flow to movement in net debt

Six months ended 30 September	2015		2014
	£	m	£	m

(Decrease)/increase in cash and cash equivalents		(5)		4
Increase/(decrease) in financial investments		15		(23)
(Increase)/decrease in borrowings and related derivatives		(67)		238
Net interest paid on the components of net debt		84		92

Change in net debt resulting from cash flows		27		311
Changes in fair value and exchange movements		22		(34)
Net interest charge on the components of net debt		(95)		(118)

Movement in net debt (net of related derivative financial instruments) in the period		(46)		159
Net debt (net of related derivative financial instruments) at start of period		(6,924)		(6,415)

Net debt (net of related derivative financial instruments) at end of period		(6,970)		(6,256)

8. Net debt

			31 March
	30 September 2015		2015
	£	m	£ m

Cash and cash equivalents		—	3
Bank overdrafts		(2)	—

Net cash and cash equivalents		(2)	3
Financial investments		494	478
Borrowings (excluding overdrafts)		(7,118)	(7,123)
Derivatives		(344)	(282)

Total net debt		(6,970)	(6,924)

9. Commitments and contingencies

At 30 September 2015 there were commitments for future capital expenditure contracted but not provided for of
£1,215 million (31 March 2015: £1,457 million).

We also have other commitments relating primarily to energy purchase commitments, operating leases and contingencies in the form of certain guarantees and letters of credit. These commitments and contingencies are described in further detail on page 64 of the Annual Report and Accounts 2014/15.

Litigation and claims

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

10. Related party transactions

Related party transactions in the half year ended 30 September 2015 were the same in nature to those disclosed on page 65 of the Annual Report and Accounts 2014/15. There were no related party transactions in the period that have materially affected the financial position or performance of the Group.

11. Principal risks and uncertainties

The principal risks and uncertainties which could affect the Group for the remaining six months of the financial year are consistent with those disclosed for the year ended 31 March 2015 on pages 20 and 21 of the Annual Report and Accounts 2014/15. Our overall risk management process is designed to identify, manage, and mitigate our business risks, including financial risks.

The principal risks and uncertainties included in the Annual Report and Accounts 2014/15 are as follows:

•	Aspects of the work we do could potentially harm employees, contractors, members of the public or the environment.

•	We may suffer a major network failure or interruption, or may not be able to carry out critical non-network operations due to the failure of infrastructure, data or technology or a lack of supply.

•	Changes in law or regulation or decisions by governmental bodies or regulators could materially adversely affect us.

•	Current and future business performance may not meet our expectations or those of our regulators and shareholders.

•	Changes in interest rates could materially impact earnings or our financial condition.

•	Our results of operations could be affected by inflation or deflation.

•	We may be required to make significant contributions to fund pension and other post-employment benefits.

•	An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses.

•	Customers and counterparties may not perform their obligations.

12. National Grid Electricity Transmission plc to adopt FRS 102 in company financial statements

National Grid Electricity Transmission plc (the Company) prepares its annual company financial statements in accordance with UK GAAP. The Financial Reporting Council, which is responsible for UK accounting standards, has withdrawn the previous accounting standards and issued new financial reporting standards.  Under the new financial reporting standards, the Company may choose to adopt either FRS 101, FRS 102 or IFRS to prepare its company financial statements for the year ending 31 March 2016. The Company intends to adopt FRS 102.

Statement of Directors’ Responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules (DTR) of the United Kingdom’s Financial Conduct Authority.

The Directors confirm that the financial information has been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board and as adopted by the European Union, and that the half year report herein includes a fair review of the information required by DTR 4.2.7.

The Directors of National Grid Electricity Transmission plc are as listed in the Annual Report Accounts for the year ended 31 March 2015 with the exception of the following changes to the Board:

•	Nick Winser resigned 1 July 2015

•	Mike Calviou resigned 24 September 2015

•	Cordi O’Hara appointed 24 September 2015

By order of the Board

.......................... John Pettigrew 17 November 2015	.......................... Andy Agg 17 November 2015
Chairman	Chief Financial Officer

Independent review report to National Grid Electricity Transmission plc

Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed National Grid Electricity Transmission plc’s consolidated interim financial statements (the “interim financial statements”) in the half year financial information of National Grid Electricity Transmission plc for the 6 month period ended 30 September 2015. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

What we have reviewed
The interim financial statements comprise:

•	the consolidated interim statement of financial position as at 30 September 2015;

•	the consolidated interim income statement and consolidated interim statement of comprehensive income for the period then ended;

•	the consolidated interim statement of cash flows for the period then ended;

•	the consolidated interim statement of changes in equity for the period then ended; and

•	the explanatory notes to the interim financial statements.

The interim financial statements included in the half year financial information have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors
The half year financial information, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year financial information in accordance with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the half year financial information based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half year financial information and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
17 November 2015

The maintenance and integrity of the National Grid plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

This half year report is available from the Investors section of the National Grid website (www.nationalgrid.com/investors).

18 November 2015

National Grid Gas plc
Half year report for the six months ended 30 September 2015

Solid underlying first half performance

•	Progress towards another year of good performance

•	Continued delivery of capital programme cost savings

Portfolio development

•	Commencing a process for the potential sale of a majority stake in Gas Distribution

Financial results

Six months ended 30 September	Adjusted results[1]			Statutory results
£m (unaudited)	2015	2014	% change	2015	2014	% change
Revenue	1,477	1,402	5	1,477	1,402	5
Operating profit	580	633	(8)	580	548	6
Profit before tax	465	492	(5)	465	399	17
Capital investment	404	340	19	404	340	19

Outlook

•	On track to deliver another year of good returns

STRATEGIC AND OPERATIONAL REVIEW

Proposed majority sale of Gas Distribution business

On 10 November 2015, National Grid plc (the ultimate parent company of National Grid Gas plc) announced the proposed sale of a majority stake in the UK Gas Distribution Business. The National Grid plc Board expects to return substantially all of the net proceeds to shareholders. In light of this announcement, National Grid plc is commencing a process for this potential sale. The process is likely to be completed in early 2017.

Market developments

The UK’s gas market and sources of gas are changing. Domestic demand has fallen over the last five years and a significant increase is not expected in future years. The UK continental shelf (UKCS) now makes up less than half our total gas supply, with the remainder coming from Norway, continental Europe, or further afield via shipped imports of Liquefied Natural Gas (LNG).

Overall, supply capacity now exceeds peak demand by more than 25%, giving National Grid Gas plc’s (the Company’s) customers significant flexibility over which sources of gas they choose to meet demand. Newer sources of supply, such as LNG importation terminals and storage sites, can respond to demand more quickly than traditional UKCS supplies. The Company’s network therefore needs to be able to respond to changing day-to-day supply and demand patterns.

UK reliance on imported gas supplies will vary depending on the level of gas supply from the UKCS and the development of indigenous gas sources. The Company is therefore working closely with its customers and stakeholders to meet these operational challenges. The Company is focused on continuing to develop its network and services to meet their needs safely, reliably and efficiently.

Businesses continue to perform well

In the first six months of the year, the Company continued to drive capital and operating cost efficiencies across its network business, reinforcing the Company’s expectation for another year of strong UK operational returns.

The business maintains its drive for outperformance under its regulatory arrangements, delivering outputs at lower cost than the regulatory targets alongside good incentive performance. Specifically, performance against our leakage and capacity incentives has continued to be strong and our focus over the forthcoming periods will continue to improve our customer performance. During the period we have completed a benchmarking exercise in order to help deliver better performance against the RIIO outputs and allowances.

Maintained strong safety and reliability for customers

The Company targets world class safety performance, measured as a lost time injury frequency rate of 0.10 or better (i.e. less than 0.1 lost time injury per 100,000 hours worked in a 12 month period) and has achieved this target of 0.10 for three out of the last four months. The business remains focused on maintaining this good level of performance as it goes into the winter period.

This encouraging safety performance has been achieved throughout a period of significant network investment activity, and the business has also maintained a very good level of reliability over this period.

Businesses continue to deliver efficiency savings to create value under regulatory arrangements

To maximise the benefit of the Company’s regulatory arrangements, the Company continues to focus on improving the efficiency and effectiveness of its operations through innovation and an ongoing performance improvement agenda. Alongside value for money, customers also need safe and reliable networks and good customer service, which sets out the foundation for the critical, non-financial success factors for the long-term performance of the Company.

Focus on performance excellence drives efficiencies and significant savings to customers

The businesses continue to deliver totex efficiencies, in particular in relation to the mains replacement programme in Gas Distribution. This is being achieved through a focus on delivering the lowest sustainable cost solutions to delivering customer outputs. These solutions are the result of a variety of approaches, including contracting efficiencies, improved design and project planning and other alternative solutions to delivering the benefits of traditional capital and replacement projects. The business is further expanding the use of the performance excellence framework to drive further efficiencies.

The RIIO-T1 and RIIO-GD1 price controls included provision for a potential mid-period review. In November 2015, Ofgem commenced a consultation process on potential issues that may be relevant for triggering mid-period reviews. Any mid-period reviews will focus on changes to outputs that can be justified by clear changes in government policy and new outputs that are needed to meet the needs of consumers and other network users. The reviews will not re-open the RIIO-T1 or RIIO-GD1 price controls or change the key financial parameters. As a result the Company expects customers to continue to be able to benefit from innovation and initiatives throughout the full eight year RIIO period.

Access to innovative, low cost funding options enabled by a strong balance sheet

The Company’s balance sheet remains strong after another period of significant investment in new assets. The Company continues to enjoy strong credit ratings from Moody’s, Standard & Poor’s and Fitch.

Board changes

As reported in the National Grid Gas plc Annual Report and Accounts 2014/15, Nick Winser stepped down from the Board of Directors on 1 July 2015. John Pettigrew assumed the role of non-independent Chairman of the Board on this date. Following the resignation of Emma Fitzgerald on 30 April 2015 as a director of the Company, Chris Train was appointed as a Director on 1 July 2015.

On 24 September 2015, Mike Calviou resigned as a Director of the Board and was replaced by Cordi O’Hara on the same date. On 25 September 2015, Neil Pullen resigned as a Director of the Board and was replaced by Pauline Walsh on the same date.

REVIEW OF OPERATIONS

Six months ended 30 September	Adjusted		Capital
	operating profit		investment
(£m)	2015	2014*	2015	2014
Gas Transmission	73	25	91	85
Gas Distribution	417	421	286	226
Other activities	90	89	27	29

	580	535	404	340

* The 2014 adjusted operating profit above has been presented on a basis consistent with the current year classification, to include exceptional pension deficit charges of £98m, as noted on page 15.

Gas Transmission

Gas Transmission operating profit increased by £48m in the first six months of the year, compared to the first six months of 2014/15, reflecting lower prior year revenues which were phased more than usual towards the second half of the year. This increase was partly offset by higher controllable costs and increased depreciation. Timing increased operating profit in the period by £51m.

As last year, capital investment was almost entirely driven by non-load related investment including compressor replacement. As part of this work, the business commissioned two new electric drive compressors at St Fergus in the period. The business also continued its excellent safety record, with the Operations and Asset Management team working for over two years without a lost time injury (LTI) and the specialist pipeline maintenance centre having passed 1,000 days LTI free.

The Gas Transmission business expects to deliver its regulatory outputs for the year for a level of totex broadly in line with the associated regulatory allowance. As a result, the business does not expect totex incentive performance to significantly affect achieved returns for the year as a whole. Totex for the first half of the year was approximately £150m compared to £130m in the first half of 2014/15.

At this half way point in the year the business expects to deliver a good outturn for the year under annual revenue incentive schemes as a whole, although below the exceptionally high level delivered in 2014/15 due to the expiry of the gas permit incentive scheme. During the period, Ofgem published final stakeholder scores for 2014/15, confirming that Gas Transmission had increased its score for the second year of RIIO, earning additional incentive revenues.

The business continues to work with Ofgem to determine appropriate levels of workload and investment over the remainder of the RIIO-T1 period associated with compressor emissions and reliability.

The Winter Outlook, published on 15 October 2015, indicates that sufficient gas supply and gas in storage is expected to be available for the winter of 2015/16 to meet the demands of a 1 in 20 winter. The Gas Transmission business has further improved its processes in relation to winter preparation this year in order to ensure maximum availability of its assets during the highest demand periods of the year.

Gas Distribution

Operating profit in the first six months decreased by £4m compared to the first six months of 2014/15. Increased regulatory revenue, principally due to increased allowances relating to the tax treatment of replacement expenditure, was offset by increased depreciation and increases in operating costs. Timing reduced operating profit in the period by £5m.

Investment was principally driven by £224m of replacement expenditure compared to £170m in the first half of 2014/15. This reflected an increased level of workload, in line with the business’ target to replace a required length of main over the course of the RIIO-GD1 period. Totex for the first half of the year was approximately £480m compared to £410m in the first half of 2014/15.

Gas Distribution is focused on improving key regulatory performance metrics across its networks over the course of 2015/16. The business is working closely with the partners of its Gas Distribution Strategic Partnerships, Balfour Beatty and tRIIO, ensuring that sharing of best practice and innovation continues to deliver benefits, and the required workload increases for this year and next year are resourced most effectively in order to drive maximum benefit from the contractual arrangements and continued savings for customers.

The Gas Distribution business is also continuing its initiatives to deliver improved levels of customer service scores for 2015/16, in particular in planned interruptions and customer connection activities.

Other activities

Other activities include National Grid Metering and Xoserve. National Grid Metering continues to provide installation and maintenance services to energy suppliers in the regulated market in Great Britain, maintaining around 13.7 million domestic, industrial and commercial meters. National Grid Metering has witnessed a marginal decrease in operating profit largely resulting from reduced domestic meter populations affecting rental income. Domestic meter populations are expected to continue to fall as the smart meter roll-out across the UK continues.

APPENDIX: BASIS OF PRESENTATION AND DEFINITIONS

BASIS OF PRESENTATION

Adjusted and Statutory Results
Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis.

‘Adjusted’ results are a key financial performance measure used by the Company, being the results for continuing operations before exceptional items and remeasurements. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Commentary provided in respect of results after exceptional items and remeasurements is described as ‘statutory’. Further details are provided in note 3 on page 15. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 8.

DEFINITIONS

Post-employment costs
Post-employment costs include the cost of pensions and other post-employment benefits.

Timing
Under the Company’s regulatory frameworks, the majority of the revenues that the Company is allowed to collect each year are governed by a regulatory price control. If the Company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under-recoveries”. In addition, a number of costs are pass-through costs, and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. Timing differences also include an estimation of the difference between revenues earned under revenue incentive mechanisms and any associated revenues collected. Timing balances and movements exclude any adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism.

Identification of these timing differences enables a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

Totex
Under the RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed “totex”. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements. These statements include information with respect to National Grid Gas plc’s (the Company’s) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change due to counterparties being unable to deliver physical commodities or due to the failure of or unauthorised access to or deliberate breaches of the Company’s IT systems and supporting technology; performance against regulatory targets and standards and against the Company’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in the Company’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in the Company’s regulated business and whether aspects of its activities are contestable; the funding requirements and performance of the Company’s pension scheme and other post-employment benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the Company’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact the Company, please read the Strategic Report section and the ‘Risk factors’ on pages 22 to 23 of the Company’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and the Company cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement
for the six months ended 30 September			2015		2014
	Notes		£	m	£	m

Revenue	2	(a)		1,477		1,402
Operating costs				(897)		(854)
Operating profit
Before exceptional items and remeasurements	2	(b)		580		633
Exceptional items and remeasurements	3			-		(85)
Total operating profit	2	(b)		580		548
Finance income	4			1		2
Finance costs
Before exceptional items and remeasurements	4			(116)		(143)
Exceptional items and remeasurements	3			-		(8)
Total finance costs	4			(116)		(151)
Profit before tax
Before exceptional items and remeasurements	2	(b)		465		492
Exceptional items and remeasurements	3			-		(93)
Total profit before tax	2	(b)		465		399
Tax
Before exceptional items and remeasurements	5			(100)		(109)
Exceptional items and remeasurements	3			-		22
Total tax				(100)		(87)
Profit after tax
Before exceptional items and remeasurements				365		383
Exceptional items and remeasurements	3			-		(71)
Profit for the period				365		312

Attributable to:
Equity shareholders of the parent				362		311
Non-controlling interests				3		1
				365		312

Consolidated statement of comprehensive income
for the six months ended 30 September	2015		2014
	£	m	£	m

Profit for the period		365		312
Other comprehensive income/(loss):
Items that are or may be reclassified subsequently to profit or loss
Net (losses)/gains taken to equity in respect of cash flow hedges		(5)		(7)
Transferred to profit or loss on cash flow hedges/recycling		6		5

Total items that may be reclassified subsequently to profit or loss		1		(2)

Other comprehensive income/(loss) for the period, net of tax		1		(2)
Total comprehensive income for the period		366		310

Total comprehensive income attributable to:
Equity shareholders of the parent		363		309
Non-controlling interests		3		1

		366		310

Consolidated statement of financial position		30 September
		2015	31 March 2015
	Notes	£ m	£	m

Non-current assets
Intangible assets		257		250
Property, plant and equipment		12,552		12,440
Other non-current assets		5,610		5,610
Derivative financial assets	6	859		988

Total non-current assets		19,278		19,288

Current assets
Inventories and current intangible assets		29		26
Trade and other receivables		392		485
Financial and other investments	8	175		384
Derivative financial assets	6	64		70
Cash and cash equivalents	8	-		1

Total current assets		660		966

Total assets		19,938		20,254

Current liabilities
Borrowings	8	(1,620)		(2,191)
Derivative financial liabilities	6	(51)		(133)
Trade and other payables		(918)		(911)
Current tax liabilities		(34)		(34)
Provisions		(48)		(39)

Total current liabilities		(2,671)		(3,308)

Non-current liabilities
Borrowings	8	(7,158)		(7,158)
Derivative financial liabilities	6	(467)		(481)
Other non-current liabilities		(1,048)		(1,047)
Deferred tax liabilities		(1,642)		(1,654)
Provisions		(145)		(171)

Total non-current liabilities		(10,460)		(10,511)

Total liabilities		(13,131)		(13,819)

Net assets		6,807		6,435

Equity
Share capital		45		45
Share premium account		204		204
Retained earnings		5,277		4,908
Cash flow hedge reserve		(55)		(56)
Other equity reserves		1,332		1,332

Shareholders’ equity		6,803		6,433
Non-controlling interests		4		2

Total equity		6,807		6,435

Consolidated statement of changes in equity
									Total
			Share premium			Cash flow hedge			share-holders’	Non-controlling	Total
	Share capital		account	Retained earnings		reserves	Other reserves		equity	interests	equity
	£	m	£ m	£	m	£ m	£	m	£ m	£ m	£ m

Changes in equity for the period:
At 1 April 2015		45	204		4,908	(56)		1,332	6,433	2	6,435
Profit for the period		—	—		362	—		—	362	3	365
Total other comprehensive income for the period		—	—		—	1		—	1	—	1

Total comprehensive income for the period		—	—		362	1		—	363	3	366
Other movements in non-controlling interests		—	—		3	—		—	3	(1)	2
Share-based payment		—	—		4	—		—	4	—	4

At 30 September 2015		45	204		5,277	(55)		1,332	6,803	4	6,807

									Total
			Share premium			Cash flow hedge			share-holders’	Non-controlling	Total
	Share capital		account	Retained earnings		reserves	Other reserves		equity	interests	equity
	£	m	£ m	£	m	£ m	£	m	£ m	£ m	£ m

Changes in equity for the period:
At 1 April 2014		45	204		4,812	(34)		1,332	6,359	—	6,359
Profit for the period		—	—		311	—		—	311	1	312
Total other comprehensive loss for the period		—	—		—	(2)		—	(2)	—	(2)

Total comprehensive income/(loss) for the period		—	—		311	(2)		—	309	1	310
Other movements in non-controlling interests		—	—		—	—		—	—	(1)	(1)
Share-based payment		—	—		4	—		—	4	—	4
Tax on share-based payment		—	—		(2)	—		—	(2)	—	(2)
At 30 September 2014		45	204		5,125	(36)		1,332	6,670	—	6,670

Consolidated cash flow statement
for the six months ended 30 September			2015		2014
	Notes		£	m	£	m

Cash flows from operating activities
Total operating profit	2	(b)		580		548
Adjustments for:
Exceptional items	3			-		85
Depreciation, amortisation and impairment				279		267
Share-based payment charge				4		4
Changes in working capital				55		(31)
Changes in provisions				(20)		(31)
Loss on disposal of property, plant and equipment				5		4
Cash generated from operations				903		846
Tax paid				(67)		(95)

Net cash inflow from operating activities				836		751

Cash flows from investing activities
Purchases of intangible assets				(36)		(36)
Purchases of property, plant and equipment				(361)		(268)
Disposals of property, plant and equipment				-		11
Interest received				1		2
Net movements in short-term financial investments				207		(189)

Net cash flow used in investing activities				(189)		(480)

Cash flows from financing activities
Repayment of loans				—		(39)
Net movements in short-term borrowings and derivatives				(582)		(163)
Interest paid				(72)		(72)
Net cash flow used in financing activities				(654)		(274)

Net decrease in cash and cash equivalents				(7)		(3)
Net cash and cash equivalents at start of period				1		(9)

Net cash and cash equivalents at end of period[1]	8			(6)		(12)

2.	Net of bank overdrafts of £6m (2014: £12m).

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month period ended 30 September 2015 and has been prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRS as adopted by the European Union, in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Conduct Authority. The half year financial information is unaudited but has been reviewed by the auditors and their report is attached to this document.

The following standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), are effective for the year ending 31 March 2016. None of the pronouncements had a material impact on the Company’s consolidated results or assets and liabilities for the six month period ended 30 September 2015.

•	Amendment to IAS 19 ‘Defined Benefit Plans: Employee Contributions’;

•	Annual Improvements to IFRSs 2010-2012 Cycle;

•	Annual Improvements to IFRSs 2011-2013 Cycle.

The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2016 and consistent with those applied in the preparation of the accounts for the year ended 31 March 2015.

In preparing this half year financial information, the areas of judgement made by management in applying the National Grid Gas plc’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 March 2015.

The half year financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2015, which were prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union, and have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

Having made enquiries and reassessed the principal risks, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business, and that it is therefore appropriate to adopt the going concern basis in preparing the half year financial information.

2. Segmental analysis

The Board of Directors is National Grid Gas plc’s chief operating decision making body (as defined by IFRS 8 ‘Operating segments’). The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between segments. The performance of operating segments is assessed principally on the basis of operating profit before exceptional items and remeasurements.

The following table describes the main activities for each operating segment:

Gas Transmission	The gas transmission network in Great Britain and UK LNG storage activities.

Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.

Other activities relate to the gas metering business which provides regulated gas metering activities in the UK, the Xoserve business which provides transportation transaction services on behalf of all the major gas network transportation companies, including ourselves, together with corporate activities.

Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. Our segments are unchanged from those reported in the financial statements for the year ended 31 March 2015. All of the Company’s sales and operations take place within the UK.

(c)	Revenue

Six months ended 30 September	2015		2015	2015	2014	2014	2014
Sales				Sales		Sales	Sales
Total			between	to third	Total	between	to third
sales			segments	parties	sales	segments	parties
	£	m	£ m	£ m	£ m	£ m	£ m
Operating segments
Gas Transmission		435	(58)	377	375	(49)	326
Gas Distribution		952	(14)	938	929	(20)	909
Other activities		184	(22)	162	182	(15)	167
		1,571	(94)	1,477	1,486	(84)	1,402

(d)	Operating profit

	Before exceptional				After exceptional
	items and				items and
	remeasurements				remeasurements
Six months ended 30 September	2015		2014		2015		2014
	£	m	£	m	£	m	£	m

Operating segments
Gas Transmission		73		110		73		25
Gas Distribution		417		434		417		434
Other activities		90		89		90		89

		580		633		580		548

Reconciliation to profit before tax:
Operating profit		580		633		580		548
Finance income		1		2		1		2
Finance costs		(116)		(143)		(116)		(151)
Profit before tax		465		492		465		399

3. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and may significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.

Six months ended 30 September	2015			2014
	£	m		£	m

Included within operating profit:
Exceptional items:
Sale of surplus land to National Grid Property		—			13
Pension deficit charges[1]		—			(98)
		—			(85)

Included within finance costs:
Remeasurements
Net losses on derivative financial instruments[2]		—			(8)

Total included within profit before tax		—			(93)

Included within tax:
Exceptional credit arising on items not included in profit before tax:
Tax on exceptional items		—			20
Tax on remeasurements		—			2

		—			22

Total exceptional items and remeasurements after tax			—		(71)

Analysis of exceptional items and remeasurements after tax:
Total exceptional items after tax		—			(65)
Total remeasurements after tax		—			(6)

Total		—			(71)

1.	Pension deficit charges in 2014 arose from recovery plan contributions in the National Grid UK Pension Scheme. In the National Grid Gas plc Annual Report and Accounts 2014/15 these charges were presented as exceptional items. For the six months ended

30 September 2015 these recurring charges are no longer presented as exceptional.

2.	Remeasurements — net gains and losses on derivative financial instruments comprise gains and losses arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt.

4. Finance income and costs

Six months ended 30 September	2015		2014
	£	m	£	m

Interest income on financial instruments		1		2

Finance income		1		2

Interest expense on financial liabilities held at amortised cost		(114)		(151)
Unwinding of discount on provisions		(3)		(1)
Other interest		(1)		—
Less: interest capitalised		2		9

Finance costs before exceptional items and remeasurements		(116)		(143)
Net losses on derivative financial instruments included in remeasurements		—		(8)

Exceptional items and remeasurements included within finance costs		—		(8)

Finance costs		(116)		(151)

Net finance costs		(115)		(149)

5. Tax

The tax charge for the period, excluding tax on exceptional items and remeasurements is £100m (2014: £109m). The effective tax rate of 21.5% (2014: 22.2%) for the period is based on the best estimate of the annual income tax rate expected for the full year, excluding tax on exceptional items and remeasurements. The effective tax rate for the year ended 31 March 2015 was 24.0%.

The Finance Act 2013 enacted reductions in the UK corporation tax rate to 20% from 1 April 2015 (2014: to 21%). Deferred tax balances are currently reported at the 20% rate. A reduction in the corporation tax rate to 19% from April 2017 and a further reduction to 18% from April 2020 was announced in the 2015 Summer Budget. Although these reductions in the UK corporation tax rate have now been substantively enacted, they had not been as at the reporting date and consequently are not reflected in these interim financial statements. Following the change in rates becoming substantively enacted the Company will finalise its assessment during the second half of this year of the estimated impact on deferred tax, based on the latest projections of when the deferred tax balances will reverse.

6. Fair value measurement

Carrying values and fair values of certain financial assets and liabilities
Certain of the Company’s financial instruments are measured at fair value. The following table categorises these financial assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 72 of the Annual Report and Accounts 2014/15.

30 September 2015	31 March 2015

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Available-for-sale investments	—	—	—	—	194	—	—	194
Derivative financial instruments	—	923	—	923	—	1,058	—	1,058
	—	923	—	923	194	1,058	—	1,252

Liabilities
Derivative financial instruments	—	(452)	(66)	(518)	—	(546)	(68)	(614)
Total	—	471	(66)	405	194	512	(68)	638

Financial assets and liabilities in the consolidated statement of financial position are either held at fair value or the carrying value if it approximates to fair value, with the exception of borrowings, which are held at amortised cost.

The estimated fair value of total borrowings using market values at 30 September 2015 is £9,791m (31 March 2015: £10,978m).

Level 1: Financial instruments with quoted prices for identical instruments in active markets.

Level 2: Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are based directly or indirectly on observable market data.

Level 3: Financial instruments valued using valuation techniques where one or more significant inputs are based on unobservable market data.

Our level 3 derivative financial instruments include currency swaps where the currency forward curve is illiquid and in?ation-linked swaps where the in?ation curve is illiquid. In valuing these instruments a third party valuation is obtained to support each reported fair value.

As disclosed in note 3, gains/losses on our recurring financial instruments are recorded in remeasurements in the consolidated income statement.

The impacts on a post-tax basis of reasonably possible changes in significant level 3 assumptions for our derivative financial instruments are as follows:

	2015[2]	2014[2]
Six months ended 30 September	£m	£m
+20 basis point change in Limited Price Inflation (LPI) market curve[1]	(29)	(24)
-20 basis point change in LPI market curve[1]	28	23

4.	A reasonably possible change in assumption of other level 3 derivative financial instruments is unlikely to result in a material change in fair values.

5.	Tax rates applied above: Derivative financial instruments 20% (2014: 21%).

Movements in the six months to 30 September for derivative financial instruments measured using level 3 valuation methods are presented below:

	2015[3]		2014
	£	m	£	m
At 1 April		(68)		(46)
Net gains/(losses) for the period		3		(2)
Settlements		(1)		(1)
At 30 September		(66)		(49)

6.	Gains of £3m (2014: loss of £2m) are attributable to derivative financial instruments held at the end of the reporting period.

7. Reconciliation of net cash flow to movement in net debt

Six months ended 30 September	2015		2014
	£	m	£	m

Decrease in cash and cash equivalents		(7)		(3)
(Decrease)/increase in financial investments		(207)		189
Decrease in borrowings and related derivatives		582		202
Net interest paid on the components of net debt		71		70

Change in net debt resulting from cash flows		439		458
Changes in fair value and exchange movements		(4)		(7)
Net interest charge on the components of net debt		(113)		(149)

Movement in net debt (net of related derivative financial instruments) in the period		322		302
Net debt (net of related derivative financial instruments) at start of period		(8,520)		(8,440)

Net debt (net of related derivative financial instruments) at end of period		(8,198)		(8,138)

8. Net debt

			31 March
	30 September 2015		2015
	£	m	£ m

Cash and cash equivalents		-	1
Bank overdrafts		(6)	—

Net cash and cash equivalents		(6)	1
Financial investments		175	384
Borrowings (excluding bank overdrafts)		(8,772)	(9,349)
Derivatives		405	444

Total net debt		(8,198)	(8,520)

9. Commitments and contingencies

At 30 September 2015 there were commitments for future capital expenditure contracted but not provided for of £316 million (31 March 2015: £446 million).

We also have other commitments relating primarily to energy purchase commitments, operating leases and contingencies in the form of certain guarantees and letters of credit. These commitments and contingencies are described in further detail on page 64 of the Annual Report and Accounts 2014/15.

Litigation and claims

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

10. Related party transactions

Related party transactions in the six months ended 30 September 2015 were the same in nature to those disclosed on page 65 of the Annual Report and Accounts 2014/15. There were no related party transactions in the period that have materially affected the financial position or performance of the Group.

11. Principal risks and uncertainties

The principal risks and uncertainties which could affect National Grid Gas plc for the remaining six months of the financial year are consistent with those disclosed for the year ended 31 March 2015 on pages 22 and 23 of the National Grid Gas plc Annual Report and Accounts 2014/15. Our overall risk management process is designed to identify, manage, and mitigate our business risks, including financial risks.

The principal risks and uncertainties included in the National Grid Gas plc Annual Report and Accounts 2014/15 are as follows:

•	Aspects of the work we do could potentially harm employees, contractors, members of the public or the environment.

•	We may suffer a major network failure or interruption, or may not be able to carry out critical operations due to the failure of infrastructure, data, technology or a lack of supply.

•	Changes in law or regulation or decisions by governmental bodies or regulators could materially adversely affect us.

•	Current and future business performance may not meet our expectations or those of our regulators and stakeholders.

•	Changes in interest rates could materially impact earnings or our financial condition.

•	Our results of operations could be affected by inflation or deflation.

•	We may be required to make significant contributions to fund pension and other post-retirement benefits.

•	An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses.

•	Customers and counterparties may not perform their obligations.

12. National Grid Gas plc to adopt FRS 102 in company financial statements

National Grid Gas plc (the Company) prepares its annual company financial statements in accordance with UK GAAP. The Financial Reporting Council, which is responsible for UK accounting standards, has withdrawn the previous accounting standards and issued new financial reporting standards.  Under the new financial reporting standards, the Company may choose to adopt either FRS 101 or FRS 102 to prepare its company financial statements for the year ending 31 March 2016. The Company intends to adopt FRS 102.

Statement of Directors’ Responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules (DTR) of the United Kingdom’s Financial Conduct Authority.

The Directors confirm that the financial information has been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board and as adopted by the European Union, and that the half year report herein includes a fair review of the information required by DTR 4.2.7.

The Directors of National Grid Gas plc are as listed in the National Grid Gas plc Annual Report and Accounts for the year ended 31 March 2015 with the exception of the following changes to the Board:

•	Nick Winser resigned 1 July 2015

•	Emma Fitzgerald resigned 30 April 2015

•	Chris Train appointed 1 July 2015

•	Mike Calviou resigned 24 September 2015

•	Cordi O’Hara appointed 24 September 2015

•	Neil Pullen resigned 25 September 2015

•	Pauline Walsh appointed 25 September 2015

By order of the Board

.......................... John Pettigrew 17 November 2015	.......................... Andy Agg 17 November 2015
Chairman	Chief Financial Officer

Independent review report to National Grid Gas plc

Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed National Grid Gas plc’s consolidated interim financial statements (the “interim financial statements”) in the half year financial information of National Grid Gas plc for the 6 month period ended 30 September 2015. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.
This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed
The interim financial statements comprise:

•	the consolidated statement of financial position as at 30 September 2015;

•	the consolidated interim income statement and consolidated statement of comprehensive income for the period then ended;

•	the consolidated interim statement of cash flows for the period then ended;

•	the consolidated interim statement of changes in equity for the period then ended; and

•	the explanatory notes to the interim financial statements.

The interim financial statements included in the half year financial information have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors
The half year financial information, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year financial information in accordance with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the half year financial information based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half year financial information and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
17 November 2015

The maintenance and integrity of the National Grid plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

National Grid plc (“NG”)

Tuesday 10 November 2015

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 35,024 NG ordinary shares, on 9 November, under the scheme was confirmed by the Trustee late yesterday, at a price of 894.2876 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

John Pettigrew	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,661,066 Ordinary Shares

Andrew Bonfield	1,171,992 Ordinary Shares

John Pettigrew	639,220 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).